Seguin Natural Hair Products Inc.

2505 Anthem Village E. Drive

Henderson, Nevada 89058

January 19, 2016

VIA EDGAR

Pamela Long, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Seguin Natural Hair Products Inc.

Registration Statement on Form S-1

Filed August 24, 2015, as amended

File No. 333-205822

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Seguin Natural Hair Products Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, January 21, 2016, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Oivi Launonen

Oivi Launonen

President, Chief Executive Officer,

Chief Financial Officer and Director

cc:	Ellenoff Grossman & Schole LLP